Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

July 25, 2007

Registration Statement No. 333-142430

REX ENERGY CORPORATION

Final Term Sheet

Issuer:	Rex Energy Corporation

Common stock offered by the Company:	8,800,000 shares

Common stock offered by the Selling Stockholders:	800,000 shares (2,240,000 shares if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding immediately after completion of this offering:	30,794,702

Public offering price:	$11.00 per share

Net proceeds to the issuer, after expenses, underwriting discount and structuring fee:	$89,208,000

Because of the decrease in the number of shares to be sold in this offering by the Company and the Selling Stockholders, the following (i) restates the “Use of Proceeds” and “Capitalization” sections and (ii) provides a narrative description of certain other changes, in each case contained in our preliminary prospectus dated July 12, 2007, as modified by our free writing prospectus dated July 20, 2007.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of shares offered by us of approximately $89.2 million, after deducting estimated offering expenses of $1.3 million remaining unpaid as of May 31, 2007, underwriting discounts and commissions of $5.8 million and a structuring fee of $484,000 to be paid by us to KeyBanc Capital Markets Inc. We intend to use our net proceeds from this offering to retire certain of the senior debt facilities and other notes payable to unrelated parties of the Founding Companies. In addition, we will repay approximately $27.8 million of the approximately $39.7 million outstanding under the Rex IV credit agreement with an affiliate of KeyBanc Capital Markets Inc. As a result, we will have $11.9 million in outstanding indebtedness under this credit agreement upon completion of this offering. Our total offering expenses, approximately $1.0 million of which has already been paid by the Founding Companies, are estimated to be $2.3 million excluding underwriting discounts and commissions and structuring fees.

The senior debt facilities of the Founding Companies have historically been utilized to fund a portion of our acquisitions and for working capital purposes, including exploration and development activities. As of December 31, 2006, the Founding Companies had combined senior debt facilities of $84.9 million, with a weighted average interest rate of 8.76% per annum. The senior debt facilities mature 47% in 2007, 9% in 2008, 43% in 2009 and 1% thereafter. During the year ended December 31, 2006, we utilized approximately $23.0 million in debt to fund the Team Energy acquisition and $35.0 million in debt to fund the TSAR Energy acquisition.

Certain affiliates of the underwriters in this offering are lenders under the Founding Companies’ credit facilities and will receive a portion of the net proceeds we receive from this offering based on the amount of the loans they have extended under these credit facilities.

We will not receive any proceeds from the sale of shares of our common stock by the Selling Stockholders, including any shares sold pursuant to the exercise of the underwriters’ over-allotment option.

CAPITALIZATION

The following table sets forth at March 31, 2007:

•	on an actual basis, the combined cash and cash equivalents and the combined capitalization of the Founding Companies; and

•	on a pro forma as adjusted basis to reflect:

•	the consummation of the Reorganization Transactions; and

•

the sale of 8,800,000 shares of common stock in this offering, after deducting $5.8 million for the estimated underwriting discounts and commissions, a $484,000 structuring fee and $1.7 million for the estimated offering expenses remaining unpaid and the application of the estimated net proceeds from this offering as set forth under “Use of Proceeds.”

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, pro forma financial statements and the accompanying notes included elsewhere in this prospectus.

	As of March 31, 2007
	Combined Founding Companies Actual	Pro Forma As Adjusted
	(Unaudited)	(Unaudited)
	(In thousands)
Cash and cash equivalents(1)	$1,591	$1,591
Total debt (including current maturities) (2)	95,417	6,609

Owners’ Equity:
Common stock, $.001 par value; 100,000,000 authorized; 10 issued and outstanding actual; 30,794,702 issued and outstanding as adjusted	1	31
Preferred stock, $.001 par value; 100,000 authorized; none issued and outstanding	—	—
Additional paid-in capital	1,460	205,280
Accumulated other comprehensive income	—	—
Accumulated deficit	(420)	—
Partners’ and Members’ Deficit	(3,264)	—

Total Owners’ Equity (Deficit)	$(2,223)	$205,311

Minority interests equity	$25,399	—

(1)	Reflects the change in cash from the offering assuming $1.7 million in offering expenses as of March 31, 2007. As of May 31, 2007, we estimate the offering expenses remaining unpaid were $1.3 million, which would result in a decrease in pro forma total debt of approximately $400,000.
(2)	We expect that total debt will be approximately $101.1 million at the completion of this offering. We estimate that this will increase the total debt shown in the table above by approximately $5.7 million. Our remaining total debt would increase to $11.9 million and our cash and cash equivalents would not change.

PRINCIPAL AND SELLING STOCKHOLDERS

The Selling Stockholder component of this offering has been reduced from 5,470,000 shares to 800,000 shares. However, if the underwriters exercise their over-allotment option in full, an additional 1,440,000 shares will be sold by the Selling Stockholders. Each of the Selling Stockholders will offer a number of shares equal to their proportional amount of shares as set forth in the table under the caption “Principal and Selling Stockholders” in our preliminary prospectus dated July 12, 2007 as modified by the free writing prospectus dated July 20, 2007, relative to the other Selling Stockholders shown in that same table. With respect to our directors and executive officers:

•

Lance T. Shaner will offer 408,485 shares (1,143,758 shares if the underwriters exercise their over-allotment option in full), which would result in Mr. Shaner beneficially owning 42.7% (40.3% if the underwriters exercise their over-allotment option in full) of our outstanding shares upon completion of this offering; and

•

All of our executive officers and directors as a group will offer 457,555 shares (1,281,155 shares if the underwriters exercise their over-allotment option in full), which would result in executive officers and directors as a group beneficially owning 58.9% (56.2% if the underwriters exercise their over-allotment option in full) of our outstanding shares upon completion of this offering.

AMENDMENT TO REX IV CREDIT AGREEMENT

Because of the change in the number of shares sold by us in this offering, Rex Energy IV, LLC, or Rex IV, is expected to have $11.9 million of outstanding indebtedness under its credit agreement with KeyBank National Association, or KeyBank NA, as amended, after application of the net proceeds of this offering. On July 24, 2007, Rex IV and KeyBank NA executed the Second Amendment to the Credit Agreement, which extended the maturity date of this credit agreement to December 31, 2007. The debt outstanding under the facility after completion of this offering is expected to be refinanced in a new senior credit facility between KeyBank NA and us.

Rex Energy Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Rex Energy Corporation has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Rex Energy Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-689-3000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

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